FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 8, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO November 2004 Consolidated Revenues Totaled NT$13.3 Billion”, dated December 8, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 8, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO November 2004 Consolidated Revenues Totaled NT$13.3 Billion

Issued by: AU Optronics Corp.
Issued on: December 8, 2004

Hsinchu, Taiwan, December 8, 2004 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated net sales of NT$13,332 million and unconsolidated net sales of NT$13,294 million for the month of November 2004.

Unit shipments of large-sized panels for applications such as desktop monitor, notebook, and LCD TV, reached a record high of 1.89 million on seasonal strength, a 10.6% increase over October. Shipments of small- and medium-sized panels continued its seasonal decline, decreasing by 23.5% from October to 2.87 million.

Unaudited consolidated revenues for the month of November increased by 4.0% M-o-M, while unconsolidated net sales rose 4.1% from October. On a year-over-year basis, consolidated and unconsolidated net sales rose 17.3% and 25.9%, respectively. Unaudited consolidated revenues for January through November totaled NT$154.8 billion, representing an increase of 66.5% from the previous year.

Sales Report: (Unit: NT$ million)

Net Sales (1)(2)(4)	Consolidated (3)	Unconsolidated
November 2004	13,332	13,294
October 2004	12,825	12,767
M-o-M Growth	4.0%	4.1%
November 2003	11,369	10,561
Y-o-Y Growth	17.3%	25.9%
Year-to-Date 2004	154,770	151,599
Year-to-Date 2003	92,964	86,447
Y-o-Y Growth	66.5%	75.4%

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Year 2004 figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corporation, AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.
(4)	Numbers modified to reflect the adjustments made by auditors on First Nine Months 2004 Financial Statements and to reflect foreign exchange translation adjustments.

#      #      #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawenhsiao@auo.com